ALMERICO LAW

KENDALL A. ALMERICO P.A.

ATTORNEY AT LAW

CROWDFUNDING LAW w JOBS ACT w REGULATION A w REGULATION CF w PRIVATE EQUITY w CORPORATE LAW

June 8, 2020

Sonia Bednarowski

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington DC 20549

Re:Evolution Development Group, Inc.

Offering Statement on Form 1-A

Filed December 4, 2019

File No. 024-11127

Dear Ms. Bednarowski:

Please accept this letter and filing of the amended Form 1-A in response to the Commission’s correspondence to John Norman, CEO of Evolution Development Group, Inc. dated April 1, 2020.

Amendment No. 3 to Offering Statement on Form 1-A

Part II

Directors and Executive Officers, page 62

1. We note that you hired James Norman as your chief financial officer on April 23, 2020.

To the extent he is related to John Norman, please add the disclosure required by Item

10(b) of Part II of Form 1-A.

This has been taken care of in the latest filing. Norman

Exhibits

2. We note your response to comment 1 that you filed the written consent of Kendall

Almerica. However, the consent does not appear to be filed as an exhibit or listed in your exhibit index on page 123. Please file the written consent of Kendall Almerica as an exhibit to your offering statement. In addition, please refile the employment agreements so that they are legible.

This was a mistake by the undersigned who thought the Commission was asking for the undersigned’s legal opinion, which was filed.  There is no consent filed by counsel. Counsel is

__________________________________________________________________________________________

1440 G Street NW

Washington DC 20005

Telephone: (813) 309-6258

E-mail: AlmericoLaw@gmail.com

not “referenced as having reviewed or passed upon any information in the offering statement, and that such information is being included on the basis of their authority or in reliance upon their status as an expert.”

While the undersigned as securities counsel to the Company prepared this Offering Circular for filing, the undersigned is not referenced in the Offering Circular as having “reviewed or passed upon any information in the offering statement,” and that “such information is being included on the basis of their authority or in reliance upon their status as an expert.” As a result, the undersigned does not believe inclusion of his consent is necessary. If the Commission disagrees, the undersigned would ask for a material explanation of why the consent is required, given that the criteria for such a consent from the rules does not appear to have been met.

Legible versions of the employment agreements have been filed with the latest filing.

3. We note your testing the waters materials filed as Exhibit 17.13 to your offering statement. It does not appear that the advertisements you list beginning on page 13-26 of

Exhibit 17.13 contain the statements required by Rule 255(b) of Regulation 1-A. Please add these statements to each of your testing the waters advertisements regarding your offering, including any statements you make regarding your offering on Twitter, Facebook and any other social media sites.

On June 23, 2015, the Commission updated its Division of Corporation Finance C&DI to provide guidance related to Regulation A testing the waters including that a company can use Twitter and other social media in a to test the waters as long as the company provides a hyperlink to the required disclaimers.

Each of the ads on pages 13-19 contain a hyperlink to a webpage that satisfies the disclosure and disclaimer requirements of Rule 255(b). The e-mail on Page 19-20 contains the legend required by Regulation A. The explainer video on pages 20-23 is only displayed on the company's website on a webpage that satisfies the disclosure and disclaimer requirements of Rule 255(b). Finally, Pages 23-26 are actual pages from the website, and in each case the page contains the legend required by Regulation A.

4. Please make arrangements with your auditors to revise their consent to use the correct registrant's name.

The corrected auditor’s consent has been filed with the latest filing.

__________________________________________________________________________________________

1440 G Street NW

Washington DC 20005

Telephone: (813) 309-6258

E-mail: AlmericoLaw@gmail.com

We look forward to the Commission’s response and to addressing any further questions or comments.  Thank you.

Very truly yours,

/s/ Kendall Almerico

Kendall A. Almerico

KAA/kcm

__________________________________________________________________________________________

1440 G Street NW

Washington DC 20005

Telephone: (813) 309-6258

E-mail: AlmericoLaw@gmail.com